# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Green Plains Inc., CIK 0001309402
CUSIP: 393222104
Title of class of securities: common stock
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, 1811 AKSARBEN DRIVE, OMAHA, New York (NY), 68106
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001512162-24-000027
Filed by CIK 0001512162

## Reporting persons
- COOPER CREEK PARTNERS MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,794,744; shared voting power 0; sole dispositive power 1,794,744; shared dispositive power 0; aggregate amount beneficially owned 1,794,744 (2.8% of the class)

## Item 1. Issuer
Name of issuer: Green Plains Inc.
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, 1811 AKSARBEN DRIVE, OMAHA, NEW YORK, 68106

## Item 2. Person Filing
Name of person filing: Cooper Creek Partners management llc
Address of principal business office or, if none, residence:
501 Madison Avenue, Suite 302
New York, New York 10022
Citizenship: delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,794,744
Percent of class: 2,78
Sole power to vote or to direct the vote: 1,794,744
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,794,744
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COOPER CREEK PARTNERS MANAGEMENT LLC: john mccleary, cfo (02/14/2025)